UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

CONTENTS

Convertible Promissory Note

On December 9, 2025, Jeffs’ Brands Ltd (the “Company”) issued to an institutional investor (the “Holder”) a convertible promissory note in the principal amount of $500,000 for a purchase price in cash of $450,000, reflecting an issue discount of 10% (the “Note”). The Note was issued pursuant to the previously reported Securities Purchase Agreement, dated June 26, 2025 (the “SPA”), by and between the Company and the Holder, pursuant to which, the Company may issue and sell, from time to time, convertible promissory notes in the aggregate principal amount of up to $100,000,000 (the “Subscription Amount”).

The Note matures 28 months from its issuance date and is to be repaid, together with the accrued and unpaid interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company or extended at the option of the Holder. The outstanding principal under the Note bears an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Note). The outstanding amount due under the Note is convertible into the Company’s ordinary shares, no par value (“Ordinary Shares”) at the option of the Holder, at any time following its issuance date, at a conversion price equal to the lower of (i) $6.80 and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than the floor price of $0.364 per Ordinary Share, subject to certain adjustments as provided in the Note. The Holder’s option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership exceeding 4.99% of the outstanding Ordinary Shares.

The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $94,500,000, and there are no minimum commitments or minimum use penalties. The SPA does not impose any restrictions on the Company’s operating activities.

The description of the Note set forth above is qualified in its entirety by reference to the full text of such document, a copy of which is furnished as Exhibit 4.1 to this Report of Foreign Private Issuer on Form 6-K.

The Note was, and the Ordinary Shares issuable upon conversion thereof will be, issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been, and will not be, registered under the Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law. Pursuant to the SPA, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares issuable upon conversion of the Note.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Press Release

On December 15, 2025, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Signs Exclusive Distribution Agreement, Expanding Homeland Security Portfolio,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No.333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Convertible Promissory Note
99.1	Press release issued by Jeffs’ Brands Ltd dated December 15, 2025, titled “Jeffs’ Brands: KeepZone AI Signs Exclusive Distribution Agreement, Expanding Homeland Security Portfolio”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: December 16, 2025

3